Filed by EEX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Newfield Exploration Company
Commission File Number: 1-12534

Newfield to Acquire EEX
The Big Picture
Terms of the Deal
Reasons for Acquisition of EEX Corp.
Combination Creates Strong Onshore Base
EEX Has a Proven Growth Record
Onshore Production Growth Records
Focused Operations - A Look at the Assets
Combined Gulf of Mexico Asset Base
Auger Basin Map - Garden Banks Area
Proforma Production, Reserves - Percent By Area
Newfield's Drilling Portfolio
Capitalization (Pro Forma)
Pro forma Credit Comparisons
Valuing the Transaction
Newfield's Strategy
Forward-Looking Statements
Additional Information

This presentation is available for viewing on Newfield's website at www.newfld.com.

This presentation by Newfield Exploration Company includes forward-looking information. All information other than historical facts included in this presentation, including information regarding estimated proved reserves, production targets, anticipated production rates, planned capital expenditures, the number of wells planned to be drilled in the future, the relative risks and potential of planned exploratory wells, the availability of capital resources to fund capital expenditures and business strategy and other plans and objectives for future operations, is forward-looking information. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such expectations are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services, the availability of drilling rigs and other support services and the availability of capital resources. In addition, the drilling of oil and gas wells and the production of hydrocarbons are subject to governmental regulations and operating risks. There are numerous additional uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may necessitate revisions of such estimates. Accordingly, reserve estimates are generally different from quantities of oil and natural gas that are recovered.

Newfield and EEX will file with the SEC, and EEX will mail to its shareholders, a proxy statement/prospectus in connection with the transaction. Shareholders of EEX are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Newfield, EEX and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Newfield or EEX. Each of Newfield and EEX and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of EEX in favor of the transaction. Information regarding the interests of the officers and directors of Newfield and EEX in the transaction may be found in EEX’s proxy statement or its annual meeting of shareholders to be held on May 30, 2002 and will be included in the proxy statement/prospectus. In addition, each of Newfield and EEX file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on its public reference room. The reports, statements and other information filed by Newfield and EEX with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Newfield or EEX.